UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: February 28, 2022
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FORM 12b-25	SEC FILE NUMBER
001-37857

NOTIFICATION OF LATE FILING	CUSIP NUMBER
58503Y105 58503Y204

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:____________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________________

PART I – REGISTRANT INFORMATION Medley LLC
Full Name of Registrant
Former Name if Applicable 280 Park Avenue, 6th Floor East
Address of Principal Executive Office (Street and Number) New York, New York 10017
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Medley LLC (“Medley LLC” or the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “first quarter 2021 Form 10-Q”) within the time period prescribed for such report without unreasonable effort or expense, for the reasons set forth below.

As previously reported, on March 7, 2021 (the “Petition Date”), Medley LLC commenced a voluntary case under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Medley LLC Chapter 11 Case”). The Company is working diligently on the first quarter 2021 Form 10-Q; however, because of other significant demands associated with the Medley LLC Chapter 11 Case, additional time is necessary to prepare the financial statements and other disclosures required in the report.

Additionally, the Company has experienced further delays in connection with the preparation of its first quarter 2021 Form 10-Q as a result of the process of deconsolidating its financial statements from those of its historic parent (for accounting purposes) as a result of the pending bankruptcy proceedings. The Company has historically been treated as a consolidated subsidiary of Medley Management Inc. (“MDLY”). Under applicable accounting standards and guidance, bankruptcy is a condition which can preclude consolidation of a subsidiary as control rests with the bankruptcy court, rather than with the majority owner. As a result of the pending bankruptcy proceedings associated with the Medley LLC Chapter 11 Case, MDLY has analyzed and evaluated the appropriate accounting treatment of its investment in the Company and has concluded that the Company should be deconsolidated from MDLY’s financial statements as of the Petition Date, with the deconsolidation presented in MDLY’s financial statements commencing with MDLY’s interim financial statements for the quarter ended March 31, 2021.  Simultaneously with the Company’s filing of this Form 12b-25, MDLY, which is also an Exchange Act reporting company, is filing a Form 12b-25 Notification of Late Filing regarding the delayed filing of MDLY’s Quarterly Report on Form 10-Q for its first fiscal quarter of 2021.

As described above, the Company’s first quarter 2021 Form 10-Q cannot be timely filed because of the significant demands associated with the Medley LLC Chapter 11 Case and significant work in connection with the deconsolidation (for accounting purposes) of the Company’s financial statements from those of its historic parent MDLY; as a result, additional time is necessary to finalize the accounting and associated review relating to the deconsolidation, and to prepare the financial statements and other disclosures required in the report. As a result, the Company is unable to file the first quarter 2021 Form 10-Q by the prescribed filing date without unreasonable effort or expense. The Company continues to dedicate significant resources to the first quarter 2021 Form 10-Q, and currently expects to timely file the first quarter 2021 Form 10-Q within the 5 calendar day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard T. Allorto, Jr., Chief Financial Officer	(646)	465-7898
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Medley LLC currently expects to report total revenues of approximately $7.2 million for the first quarter of 2021 compared with total revenues of approximately $7.9 million for the first quarter of 2020; total expenses of approximately $6.3 million for the first quarter of 2021 compared with total expenses of approximately $11.1 million for the first quarter of 2020; total other expenses, net, of approximately $6.2 million for the first quarter of 2021 compared with total other expenses, net, of approximately $2.5 million for the first quarter of 2020 (with the increase in total other expenses, net for the first quarter of 2021 primarily resulting from reorganization items recorded during the period); and a net loss attributable to Medley LLC of approximately $5.3 million for the first quarter of 2021 compared with a net loss attributable to Medley LLC of $5.6 million for the first quarter of 2020.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon the Company’s current intent, beliefs, expectations, estimates and projections, as well as assumptions made by the Company that it believes to be reasonable and information presently available to the Company. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict, including without limitation, statements concerning the timing of the filing of the first quarter 2021 Form 10-Q, and statements concerning the results of operations expected to be reported for the first quarter of 2021. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Medley LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2021	By:	/s/ Richard T. Allorto, Jr. Richard T. Allorto, Jr. Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of this form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

6.

Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data file within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).